Boxabl Inc. Verified Check Report

Company: Boxabl Inc.
Address: 6120 N. Hollywood Blvd. #104, Las Vegas NV 89115
Website: www.boxabl.com
Company Type: Corporation
Company Founded: 2017

Boxabl Inc. has received a Verified Check from CrowdCheck for the purposes of raising $1,070,000 in an offering of the company's Non-voting Series A Preferred Stock on WeFunder (the "Offering"). The Verified Check looks for evidence indicating that the company is a legitimate venture conducting the type of business it claims, is properly incorporated and is in good standing with a US state, and meets all legal requirements to seek investment through an online securities offering. The Verified Check confirms that the company is complying with the requirements of the Securities and Exchange Commission's Regulation CF. In conducting the Verified Check, CrowdCheck obtains information and documentation directly from the company and from other sources that support statements made by the company. The Verified Check additionally looks for evidence to confirm material assertions made by the company in the Form C filed by the company. CrowdCheck has been able to obtain sufficient evidence from Boxabl and outside sources to provide Boxabl with a Verified Check.

While the Verified Check does provide evidence that a company is legitimate, that the requirements of Regulation CF are met and that the statements checked by CrowdCheck are supported by fact, it does not constitute absolute proof of these issues. The Verified Check does not address the likelihood of business success and should not be considered investment advice. **Always use your independent judgment when evaluating an investment opportunity.**

Investors should note that this Report speaks of its date, and covers the information filed by the company with the Securities and Exchange Commission on Form C as at that date. Regulation CF permits additional material to be posted on the investment platform and requires an amended Form C to be filed if that information is material. CrowdCheck requires the company to alert it as to any such additional material or filing, but if the company does not do so, CrowdCheck may not be aware of such additional material or filing.

If you come across a term you are unfamiliar with, the CrowdCheck lexicon may have the answer.

Last Updated: 8/19/20 3:37 PM

Item	Status
Summary	✓

Name and address ✓

Name: Boxabl Inc.
Address: 6120 N. Hollywood Blvd. #104 Las Vegas, NV 89115
URL: boxabl.com

Amount sought and implied valuation ✓

The company is seeking up to $1,070,000 in an offering of its Non-Voting Series A Preferred Stock at $0.14 per share, at an implied valuation of $42,000,000. The company is seeking $10,050,000 through the current Regulation CF offering and a concurrent Regulation D Offering. The share price will be $0.14 for the first $5,000,000 raised, and $0.17 for the remaining $5,050,000.

CrowdCheck Comment:
CrowdCheck reviewed the company's cap table, Articles of Incorporation, as amended, bylaws, board consents, and financial statements and confirmed an implied valuation of $42,000,000. CrowdCheck reviewed the company's Form C and information found on the WeFunder platform and confirmed that the above terms are consistent.

Why This Might Matter

Any concurrent offerings ✓

The company is seeking additional funds through a concurrent Regulation D offering.

CrowdCheck Comment:
CrowdCheck confirmed that the Form C identifies that the company is seeking to raise up to $10,500,000 between its concurrent offerings under Rule 506(c) of Regulation D and Regulation CF.

Why This Might Matter

Agent(s) for service of process ✓

The company's Chief Executive Officer, Paolo Tiramani, acts as the company's Registered Agent in the State of Nevada, where the company is incorporated and does business.

CrowdCheck Comment:
CrowdCheck confirmed with the State of Nevada that Paolo Tiramani is listed as the company's registered agent at the company's business address. CrowdCheck confirmed with Paolo Tiramani that the listed address is valid and that he is aware of his status as Registered Agent for the company.

Why This Might Matter

Organization of the Company ✓

Basic information

The company was founded initially as Boxabl LLC in Nevada on November 22, 2017. The company converted to Boxabl Inc., a Nevada C-corporation, on June 16, 2020. The company filed an Amended and Restated Certificate of Incorporation, increasing the total authorized shares to 500,000,000 consisting of 425,000 shares of Common Stock and 75,000 shares of Preferred Stock.

CrowdCheck Comment:
CrowdCheck confirmed with the State of Nevada that the company's predecessor LLC filed its Articles of Organization on December 2, 2017, and that the company filed Articles of Conversion on June 16, 2020.

Why This Might Matter

Certificate of Good Standing

The company is in good standing with the State of Nevada.

CrowdCheck Comment:
CrowdCheck confirmed that the company is in good standing with the State of Nevada and obtained a certificate of good standing date July 2, 2020.

Why This Might Matter

Authorized and issued securities

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-issued*	Available
Common Stock	425,000,000	300,000,000	-	125,000,00
Preferred Stock	75,000,000	-	-	75,000,000

CrowdCheck Comment:
CrowdCheck reviewed the company's Articles of Incorporation (as amended), bylaws, board consents, financial statements, and other documentation provided by the company, and found the above figures consistent. CrowdCheck notes that the company has sufficient authorized but unissued shares for its concurrent offerings under Regulation D and Regulation CF.

Why This Might Matter

Bylaws or operating agreement

The company adopted its bylaws on June 16, 2020.

CrowdCheck Comment:
CrowdCheck reviewed the company's June 16, 2020 bylaws and confirmed that they allow for the issuance of uncertificated shares with board approval, approval of actions by board and stockholder consents in lieu of meetings, and that the bylaws apply to a Nevada C-corporation.

Why This Might Matter

Minutes of board, governing body, or shareholders

The company provided the following records of actions taken by the board and stockholders:

- Written Consent by Members of Boxabl, LLC (June 9, 2020)
- Written Consent of Boxable Inc (June 16, 2020)
- Joint Written Consent of the Board and Shareholders (June 17. 2020)
- Written Consent of the Board and Shareholders (June 30, 2020)

These consents recorded the following actions:

Election of Officers:

- Election of Paolo Tiramani as President, Secretary, Treasurer, and Director, and of Galiano Tiramani and Hamid Firooznia as Directors (Written Consent by Members of Boxabl LLC (June 9, 2020))

Issuance of Stock:

- Approved issuance of 222,000,000 shares of Common Stock to Paolo Tiramani (Written Consent (June 16, 2020))
- Approved issuance of 78,000,000 shares of Common Stock to Galiano Tiramani (Written Consent (June 16, 2020))

Other Material Events:

- Approved Conversion from Nevada LLC to Nevada C-corporation and Conversion Documents (Written Consent by Members of Boxabl, LLC (June 9, 2020))

- Ratified Articles of Incorporation filed June 16, 2020 and Amended and Restated Articles of Incorporation dated June 22, 2020 (Written Consent (June 16, 2020))

- Adopted Bylaws (Written Consent (June 16, 2020))

- Elected Paolo Tiramani as President, Secretary, and Treasurer (Written Consent (June 16, 2020))

- Approved Amended and Restated Articles of Incorporation (Joint Written Consent of the Board and Shareholders (June 17. 2020))

- Approved Second Amended and Restated Articles of Incorporation (Written Consent of the Board and Shareholders (June 30, 2020))

CrowdCheck Comment:
CrowdCheck reviewed the company's bylaws and confirmed that the above actions were taken in accordance with the bylaws. CrowdCheck notes it was not provided with board approval of the current offering, including approval to issue non-certificated shares as required by the bylaws.

Why This Might Matter

Valid issuance of securities in this Offering ✓

The company represents that the shares will be duly authorized, validly issued, fully paid and non-assessable.

CrowdCheck Comment:
CrowdCheck reviewed the Subscription Agreement and confirmed that section 4(c) contains the above language.

Why This Might Matter

Waiver of preemptive rights ✓

No holders of the company's securities have existing preemptive rights.

CrowdCheck Comment:
CrowdCheck notes that the State of Nevada does not grant preemptive rights to corporations unless specifically granted in the company's Articles of Incorporation. CrowdCheck reviewed the company's Amended and Restated Articles of Incorporation and confirmed that they do not contain provisions granting preemptive rights to securityholders.

Why This Might Matter

Corporate Structure and Ownership ✓

Capitalization and ownership ✓

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•

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Paolo Tiramani	222,000,000 shares of Common Stock	74%
Galiano Tiramani	78,000,000 shares of Common Stock	26%

CrowdCheck Comment:
CrowdCheck reviewed the company's Articles of Incorporation, Bylaws, financial statements, and consents of the members, directors, and shareholders, and found the above information consistent.

Why This Might Matter

Company subsidiaries ✓

The company does not have any subsidiaries.

CrowdCheck Comment:
CrowdCheck did not find evidence of any subsidiaries in a review of documentation provided by the company.

Why This Might Matter

The People Behind the Company ✓

Founders ✓

The company was founded by Paolo Tiramani.

CrowdCheck Comment:
CrowdCheck notes that Paolo Tiramani is still actively involved in management of the company, and the company notified CrowdCheck that there are no plans to change the management of the company in the near future.

Why This Might Matter

Directors and officers ✓

The company's officers and directors are as follows:

Officers:

- Paolo Tiramani - President, Secretary, and Treasurer

Board of Directors:

- Paolo Tiramani
- Galiano Tiramani

- Hamid Firooznia

CrowdCheck Comment:
CrowdCheck reviewed the company's written consents, bylaws, and Articles of Incorporation and confirmed that the above information is consistent.

Why This Might Matter

Officers, directors and key persons' employment status ✓

The company has not entered into employment agreements with its officers and directors.

CrowdCheck Comment:
CrowdCheck notes that the officers and directors will be subject to the duties applicable to officers and directors under Nevada law. CrowdCheck further notes that the absence of employment agreements can create confusion in the event of a departure of any officers or directors in regards to the company's rights to any intellectual property developed by that person.

Why This Might Matter

Advisors ✓

The company identified Caleb Roope as an advisor.

CrowdCheck Comment:
CrowdCheck confirmed with Caleb Roope that he is serving as an advisor to the company.

Why This Might Matter

Background checks ✓

CrowdCheck Comment:
CrowdCheck performed background checks on Paolo Tiramani, Galiano Tiramani, and Hamid Firooznia. No derogatory information was found.

Why This Might Matter

Bad Actor Reports ✓

CrowdCheck Comment:
CrowdCheck obtained Bad Actor Reports on Boxabl Inc., Boxabl LLC, Paolo Tiramani, Galiano Tiramani, and Hamid Firooznia. No disqualifying information was found.

Why This Might Matter

Employee and management compensation ✓

The company notified CrowdCheck that the company's officers do not currently receive a salary, but plan to do so after a successful raise.

CrowdCheck Comment:
CrowdCheck reviewed the company's financial statements and notes that they do not reference officer or director salary.

Why This Might Matter

Previous startup experience ✓

Galiano Tiramani, one of the company's directors, founded 2 successful startups. See Additional Fact Checking for more details.

Why This Might Matter

Key persons' previous experience with offering securities online ✓

The company does not have previous experience offering securities online.

Why This Might Matter

Related party transactions ✓

The company is currently utilizing space leased to 500 Group, which is owned by Boxabl's Chief Executive Officer. The company has entered into an Exclusive License Agreement for usage of intellectual property with Build IP LLC, whose managing member is the company's Chief Executive Officer.

CrowdCheck Comment:
CrowdCheck reviewed the executed Exclusive License Agreement and confirmed that the agreement grants the company license for use and for sublicense of its intellectual property in exchange for royalties of 1% on net selling price of royalty bearing sales. The company notified CrowdCheck that it plans to take over 500 Group's lease once the company has adequate funds.

Why This Might Matter

The Company's Business and Operations ✓

The company's current and anticipated operations ✓

The company lists its current and anticipated operations in Overview, Investor Q&A, Risks, Details, and Form C sections on the WeFunder platform.

CrowdCheck Comment:
CrowdCheck reviewed the information provided by the company on the WeFunder platform, the company's financial statements, and other documentation provided by the company and found the information consistent.

Why This Might Matter

Company origins ✓

The company has not participated in an incubator or accelerator program.

Why This Might Matter

Premises ✓

The company utilizes space at 6120 N Hollywood Blvd. The space is leased by 500 Group, a company also owned by Boxabl's Chief Executive Officer.

CrowdCheck Comment:
CrowdCheck confirmed with the property's management company that 500 Group is in compliance with the terms of their lease agreement. CrowdCheck reviewed the lease and notes that it is for a term through September 30, 2020 for $5,465.00 per month. The company notified CrowdCheck that it has not entered into a sublease agreement with 500 Group. The company notified CrowdCheck that it plans to assume the lease payments on behalf of 500 Group subsequent to the closing of this offering.

Why This Might Matter

Litigation ✓

The company has not been party to any litigation.

CrowdCheck Comment:
CrowdCheck performed a search of publicly available records and did not find evidence of any litigation involving Boxabl Inc. or Boxabl LLC.

Why This Might Matter

Website ownership ✓

The company utilizes the boxabl.com domain.

CrowdCheck Comment:
CrowdCheck notes that the boxabl.com domain is registered to 500 Group, owned by the company's Chief Executive Officer, Paolo Tiramani, and has not been assigned to the company. CrowdCheck notes that the domain is registered through February 2, 2023.

Why This Might Matter

Insurance ✓

The company holds a workers compensation insurance policy with GLB Insurance Group of Nevada.

CrowdCheck Comment:
CrowdCheck reviewed the Certificate of Liability Insurance provided by the company and notes that it provides for workers compensation and employers liability, and is effective through 11/11/2020. CrowdCheck confirmed with GLB Insurance Group of Nevada that the company's account is in good standing and the above coverage is currently in effect.

Why This Might Matter

Material contracts ✓

The company has not identified any contracts as being material to the company's operation. The company has entered into an intellectual property agreement with a related entity, BUILD IP LLC.

CrowdCheck Comment:
CrowdCheck is not in a position to evaluate the materiality of contracts to the company's operations. See "Information about the company's intellectual property" for more information on the intellectual property agreement with BUILD IP LLC.

Why This Might Matter

Information about the Company's Intellectual Property ✓

Intellectual property status and ownership ✓

The company entered into an Exclusive License Agreement with Build IP LLC, who owns the patents in use by the company.

CrowdCheck Comment:
CrowdCheck reviewed an executed Exclusive License Agreement between the company and Build IP LLC, and notes that the agreement provides for the company's usage of the below-listed patents in exchange for 1% of the net selling price of royalty bearing sales, payable quarterly.

JURIS.	TITLE	STATUS	APP. NO.	APP. DATE	PAT. NO.	PATENT DATE
US	Modular Prefabricated House	Patented	10/653,523	9/2/2003	8,474,194	7/2/2013
US	Modular Prefabricated House	Patented	13/900,579	5/23/2013	8,733,029	5/27/2014
Canada	Modular Pre-Fabricated House	Patented	2,442,403	9/24/2003	2,442,403	12/2/2008
US	Customizable Transportable Structures and Components Therefor	Pending	16/143,598	9/27/2018		
US	Customizable Transportable Structures and Components Therefor	Pending	16/804,473	2/28/2020		
US	Customizable Transportable Structures and Components Therefor	Pending	15/931,768	5/14/2020		
PCT	Customizable Transportable Structures and Components Therefor	Pending	PCT/US18/53006	9/27/2018		
Europe	Customizable Transportable Structures and Components Therefor	Pending	18 864 413.2	4/30/2020		
Canada	Customizable Transportable Structures and Components Therefor	Pending	3,078,484	4/3/2020		
US	Customizable Transportable Structures with Utility Channels and Laminate Enclosures	Pending	62/960,991	1/14/2020		
US	Foldable Building Structures with Utility Channels and Laminate Enclosures	Pending	16/786,130	2/10/2020		
PCT	Foldable Building Structures with Utility Channels and Laminate Enclosures	Pending	PCT/US20/17524	2/10/2020		
US	Enclosure Component Perimeter Structures	Pending	16/786,202	2/10/2020		
PCT	Enclosure Component Perimeter Structures	Pending	PCT/US20/17527	2/10/2020		
US	Equipment and Methods for Erecting a Transportable Foldable Building Structure	Pending	16/786,315	2/10/2020		
PCT	Equipment and Methods for Erecting a Transportable Foldable Building Structure	Pending	PCT/US20/17528	2/10/2020		
US	Wheeled Assembly for Item Transport	Pending	16/143,628	9/27/2018		
PCT	Wheeled Assembly for Item Transport	Pending	PCT/US18/53015	9/27/2018		
Europe	Wheeled Assembly for Item Transport	Pending	18 863 822.5	4/30/2020		
Canada	Wheeled Assembly for Item Transport	Pending	3,078,486	4/3/2020		

CrowdCheck confirmed with the United States Patent and Trademark Office that patents 8,474,194 and 8,733,029 were invented by Paolo Tiramani and assigned to 500 Group Inc. CrowdCheck confirmed with the Canadian Intellectual Property Office that patent 2,442,403 is owned by Paolo Tiramani. CrowdCheck reviewed the IP assignment agreement between Build IP LLC and the company and notes that it includes the above-listed patents and provides for the assignment of the above table of patents to BUILD IP LLC. CrowdCheck notes that the agreement provides for quarterly payments of 1% of Net Selling Price of sales.

Why This Might Matter

IP audit or evaluation ✓

N/A

Why This Might Matter

Risks Faced by the Company ✓

Risks faced by the company ✓

The company identifies its risk factors in the "Risk Factors" section of the Form C for this offering.

CrowdCheck Comment:
CrowdCheck confirmed that Form C contains the required disclosures.

Why This Might Matter

Financial Information ✓

Financial statements ✓

The company provides its reviewed financial statements for years ending December 31, 2019 and 2018 on its profile page and as an attachment to the Form C for this offering.

CrowdCheck Comment:
CrowdCheck notes that the company's financial statements were reviewed by Fiona Hamza, CPA, and that the review report is unqualified. CrowdCheck confirmed with Fiona Hamza, CPA that she performed the review and issued the review report included with the company's filings.

Why This Might Matter

Information about the CPA ✓

The company engaged Fiona Hamza, CPA to review its financial statements.

CrowdCheck Comment:
CrowdCheck confirmed with the Texas State Board of Public Accountancy that Fiona Hamza is registered as a Certified Public Accountant, Firm License ID R01695.

Why This Might Matter

CPA letter to management ✓

N/A

Why This Might Matter

Burn rate ✓

The company notified CrowdCheck that its current burn rate is approximately $10,000 per month, and it anticipates a burn rate of up to $100,000 per month in the future.

CrowdCheck Comment:
rowdCheck notes that the company's burn rate net of financing activities for the year of 2019 was approximately $45,000 per month.

Why This Might Matter

Liens ✓

The company does not have any outstanding liens.

CrowdCheck Comment:
CrowdCheck did not find Boxabl in a search of lien filings.

Why This Might Matter

Banking Relationships ✓

Information about bank account ✓

The company holds accounts at Nevada State Bank.

CrowdCheck Comment:
CrowdCheck confirmed with Nevada State Bank that Boxabl, Inc. has accounts with the bank, and is in good standing as of July 27, 2020. CrowdCheck confirmed with Nevada State Bank that the company does not hold any lines of credit or loans with the bank.

Why This Might Matter

Licenses, Permits, and Taxes ✓

State registration ✓

The company is registered to do business in Nevada, where the company was founded and conducts its business.

CrowdCheck Comment:
CrowdCheck confirmed with the State of Nevada that Boxabl Inc. is registered as an active domestic corporation, Entity Number E7276612020-4 and NV Business ID NV20201808029.

Why This Might Matter

Local registration ✓

The company notified CrowdCheck that it is not required to register its business locally.

CrowdCheck Comment:
CrowdCheck is not in a position to evaluate the above assertion.

Why This Might Matter

Permits ✓

The company notified CrowdCheck that it does not need any additional permits in order to operate its business.

CrowdCheck Comment:
CrowdCheck is not in a position to evaluate the above assertion.

Why This Might Matter

Federal taxes ✓

The company has satisfied its Federal tax return filing requirements.

CrowdCheck Comment:
CrowdCheck notes that the company converted to a C-Corporation in 2020, and will not be required to file its corporate tax return until the 2020 filing deadline in 2021. CrowdCheck notes that the company's predecessor LLC's tax information is included in the personal tax return of its owner, Paolo Tiramani, the company's Chief Executive Officer. CrowdCheck reviewed Paolo Tiramani's personal 2018 tax return and confirmed that it includes Boxabl LLC and was filed on October 4, 2019. CrowdCheck reviewed Paolo Tiramani's personal 2019 Federal Tax Extension, and notes that the tax return filing deadline is October 15, 2020.

Why This Might Matter

State taxes ✓

The company has satisfied its state tax filing requirements.

CrowdCheck Comment:
CrowdCheck notes that the company converted to a C-Corporation in 2020, and will not be required to file its corporate tax return until the 2020 filing deadline in 2021. CrowdCheck notes that the company's predecessor LLC's tax information is included in the personal tax return of its owner, Paolo Tiramani, the company's Chief Executive Officer. CrowdCheck reviewed Paolo Tiramani's personal New York State 2019 Federal Tax Extension, and notes that the tax return filing deadline is October 15, 2020.

Why This Might Matter

Investor Information ✓

Terms of offered securities ✓

The terms of the securities sold in this offering are described on the company's profile page, subscription agreement, and Form C.

CrowdCheck Comment:
CrowdCheck reviewed the profile page, subscription agreement, Articles of Incorporation as amended, and Form C and confirmed that the terms of the securities offered are described consistently.

Why This Might Matter

Any company plans that may affect investors' exit ✓

The company notified CrowdCheck that it has no immediate plans to make an IPO.

CrowdCheck Comment:
CrowdCheck notes that the subscription agreement includes mandatory conversion of the Non-voting Series A Preferred Stock offered in this offering to Common Stock upon an offering of Common Stock in a Regulation A offering, or sale of shares of Common Stock in a public offering.

Why This Might Matter

The company's shareholder records ✓

The company is utilizing the transfer agent services of XX Investments, LLC.

CrowdCheck Comment:
CrowdCheck confirmed that the company identifies XX Investments, LLC as its transfer agent in its subscription agreement and Form C. CrowdCheck confirmed that XX Investments LLC is a transfer agent registered with the US Securities and Exchange Commission, SEC CIK #0001810222.

Why This Might Matter

Information About this Offering ✓

How this offering price or interest rate was decided ✓

The company determined its offering price internally based on information obtained by the company, such as the valuation report described below.

CrowdCheck Comment:
CrowdCheck notes the offering price of the company's securities was not determined based on financial metrics or market pricing, but was an internal decision of the company's management.

Why This Might Matter

Valuation of the company ✓

The company has received a valuation of $65,000,000 from Stonebridge Advisory, Inc.

CrowdCheck Comment:
CrowdCheck reviewed the valuation report and opinion letter from Stonebridge Advisory and notes that it reflects an enterprise valuation of $65,000,000 effective July 10, 2020.

Why This Might Matter

Additional Fact Checking ✓

Additional Fact Checking ✓

"A mechanical engineer Paolo holds over 54 patents which have generated more than $1billion in retail sales in a variety of industries."

CrowdCheck confirmed with publicly available records that Paolo Tiramani is listed as the inventor on over 54 patents registered in the United States.

"Kyle Denman: A graduate in Engineering from Stonybrook University"

CrowdCheck reviewed a copy of Kyle Denman's diploma from Stonybrook University provided by the company and notes that it states that Kyle Denman graduated on May 22, 2015 with a Bachelors Degree in Mechanical Engineering.

"he holds over 20 civil engineering and automotive mechanical patents."

CrowdCheck reviewed publicly available records and found over 20 patents filed with Kyle Denman listed as "inventor" related to civil engineering and automotive mechanical inventions.

"Galiano is an entrepreneur who has founded 2 successful startups.A cryptocurrency exchange and ATM network which acts as a custodian for customer funds with an annual trade volume in excess of $10m."

CrowdCheck reviewed third party contemporaneous sources confirming that Galiano founded an ATM network which handles an annual trade volume of over $10,000,000. CrowdCheck confirmed that Galiano was a founder of a cryptocurrency exchange. Galiano Tiramani notified CrowdCheck that he is no longer involved in the management of either company.

"To date, we have constructed demonstration homes,"

CrowdCheck reviewed videographic evidence of completed demonstration homes provided by the company.

"Boxabl was first organized as a limited liability company in Nevada on December 2, 2017, and reorganized as a Nevada C-Corporation on June 16, 2020"

CrowdCheck reviewed the member consents, plan of conversion, conversion documents, and state registration data and confirmed the above statement.

"Our core technology was invented by our Chief Executive Officer, Paolo Tiramani, and our lead engineer, Kyle Denman."

CrowdCheck reviewed patent documentation confirming that the core technology was invented by Paolo Tiramani and Kyle Denman

"The technology is owned by 500 Group, Inc., an entity controlled by Paolo Tiramani, which has provided an exclusive license to Boxabl."

CrowdCheck reviewed publicly available patent information and additional information provided by the company and confirmed that the patents relating to the company are owned by 500 Group, Inc. CrowdCheck reviewed the assignment agreement between BUILD IP LLC and 500 Group and confirmed that the technology has been assigned to BUILD IP LLC. CrowdCheck reviewed an Exclusive License Agreement between BUILD IP LLC and Boxabl and confirmed that the technology has been licensed to Boxabl by BUILD IP LLC.

"To compound this problem, labor shortages are rising, and new entries to this workforce are slowing. These factors are all contributing to significant backlog of housing demand and price increases that are putting affordable housing out of the reach of common Americans.One of the prime drivers of the limitations on construction is the ability to ship finished product to a job site."

CrowdCheck reviewed third party sources confirming that labor shortages are rising with new workforce entries slowing, which is contributing to a backlog of housing demand and price increases.

"This is achieved in part, by reducing the individual components in the build by approximately 80% compared to traditional building, which requires stacks of lumber and thousands of nails."

CrowdCheck reviewed design drawings provided by the company contrasting number of components of traditional houses to the company's product, and confirmed that number of individual components is approximately 80% less for the company's design.

"we simultaneously improve upon other metrics that can be used to evaluate building solutions, such as installation speed, fire resistance, energy ratings, mold resistance, environmental impact, wind ratings, flood resistance, pest resistance, trade reduction, impact resistance and much more."

CrowdCheck reviewed documentation provided by the company and videographic evidence demonstrating the build speed, fire resistance, mold resistance, energy ratings, environmental impact, wind ratings, flood resistance, pest resistance, reduction in tradesman-hours required, and impact resistance of the company's product compared to traditional houses.

"According to the Associated General Contractors of America, 81% of construction firms have reported difficulty in filling salaried and hourly craft positions."

CrowdCheck confirmed with documentation published by the Associated General Contractors of America that 81% of construction firms have reported labor shortage issues as described above.

"According to the US Census Bureau, privately owned housing starts in December 2019 were a seasonally adjusted annual rate of 1,608,000, 16.9% above that of November 2019, and 40.8% above December 2018."

CrowdCheck confirmed the above fact with documents published by the US Census Bureau.

"for instance, the US Census Bureau reported 1,216,000 seasonally adjusted housing starts in March 2020."

CrowdCheck confirmed the above fact with documents published by the US Census Bureau.

"In the city of Los Angeles alone, almost 5000 ADU permits were issued last year."

CrowdCheck reviewed publicly available information published by the City of Los Angeles and other entities and confirmed that the City of Los Angeles issued 4513 ADU permits in 2019 as of October.

"Structural Snow load rated Hurricane wind load rated Seismic rated"

CrowdCheck reviewed engineering test summary reports prepared by third party providers, provided by the company, and confirmed that the reports include the above specifications.

"However, compared to building costs in states like California that can be on the order of $400/sq. ft.,"

CrowdCheck reviewed publicly available sources confirming that building costs of small homes can be up to or in excess of $400 / sq. ft. in California.

"In 2019, Boxabl delivered the first prototype at the Builders show in Las Vegas and received an overwhelming response. In January 2020, we debuted the "Casita" at the Builders Show and again received a high level of interest from potential customers."

CrowdCheck reviewed sources photographic evidence provided by the company confirming that the company delivered at prototype at the 2019 Builders Show in Las Vegas, and delivered the 2020 Casita model at the 2020 Builders Show. CrowdCheck reviewed third party reviews and documentation provided by the company supporting the statement that the company received positive response and interest from customers at each show.

"We received the equivalent of 6,000,000+ sq. ft. of "reservations" from hundreds of professional builders."

CrowdCheck reviewed documentation provided by the company supporting the above statement.

"We were invited back to the 2020 show through a sponsorship with Professional Builder Magazine."

CrowdCheck reviewed third party sources confirming that Boxabl received sponsorship from Professional Builder Magazine for its Show Village 2020.

"We began taking waitlist deposits of $100 for the Casita, and have received orders for over 1000 Casita Box units."

CrowdCheck reviewed the company's financial statements and other documentation provided by the company and found the above statement consistent.

Why This Might Matter

Important Disclosures ✓

What the Check does (and doesn't) do ✓

A CrowdCheck report provides an investor with the tools to help make an informed investment decision and protect himself or herself against fraud. It does not constitute an investment recommendation or advice of any kind. An investor must decide for himself or herself whether (a) the information presented is the information he or she needs to make an informed investment decision and (b) on the basis of that information, whether to make an investment. CrowdCheck does not verify or establish the truth of the information obtained from the company except where clearly indicated, and the information presented is made by and is the responsibility of the company that this report relates to. Investing in small companies is very risky and investors should only invest money they can afford to lose entirely. By accessing this report the user agrees and acknowledges the limitations of the report and agrees to hold CrowdCheck harmless for any loss that may result from the investor's investment decision.

How CrowdCheck is paid ✓

Typically, CrowdCheck is paid before any work is done and CrowdCheck's fee is not dependent on whether or not a company meets the standards of our review. Bottom line: we get paid regardless of whether we sign off on the issuance of a Check.

Any previous relationship between CrowdCheck and the company ✓

CrowdCheck discloses any relationship between the company and CrowdCheck, or its key staff, that investors should be aware of so that you can consider whether that relationship might impact our judgment in issuing a check. CrowdCheck strives to provide investors with a robust, comprehensive, and transparent due diligence report. In that vein, we disclose any preexisting relationships with any companies we are checking. If you have questions or concerns please contact us.

CrowdCheck Comment:
N/A

CrowdCheck and the investment platform ✓

CrowdCheck does not perform any review or investigation on the funding platform itself. CrowdCheck only works with platforms that are properly registered in their industry. We only work with companies that are properly registered with the SEC and FINRA, or whose operations are exempt from such registration. A list of registered firms can be found here.

CrowdCheck's relationship with CrowdCheck Law LLP ✓

CrowdCheck is affiliated with, and under common ownership with, the law firm CrowdCheck Law, a limited liability partnership formed under the laws of the District of Columbia. When legal advice is needed in the course of assisting a company, CrowdCheck may offer the services of CrowdCheck Law to the company. The company will pay CrowdCheck Law separately for any work done. If CrowdCheck Law provides any legal advice to the company, that fact will be disclosed in this section.

CrowdCheck Comment:
CrowdCheck Law assisted the company with the preparation of its Form C.